Exhibit 15.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Qoros Automotive Co., Ltd.:

We consent to the incorporation by reference in the registration statement (No. 333-201716) on Form S-8 of Kenon Holdings Ltd. of our report dated 30 March 2015, with respect to the consolidated statements of financial position of Qoros Automotive Co., Ltd. as of 31 December 2014 and 2013, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended 31 December 2014, which report appears in the 31 December 2014 annual report on Form 20-F of Kenon Holdings Ltd.

/s/ KPMG Huazhen (SGP)

Shanghai, China

31 March 2015